

June 13, 2024

Gust Kepler
President and Chief Executive Officer
Blackboxstocks Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240

    Re: Blackboxstocks Inc.
        Form 10-K for the fiscal year ended December 31, 2023
        File No. 001-41051

Dear Gust Kepler:

    We have reviewed your filing and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Balance Sheets, page F-2

1. We note that you include right of use lease assets within the subtotal of property and equipment. Explain why the presentation of right of use assets together with owned assets is appropriate considering they are subject to different risks. Refer to ASC 842-30-50-13.

Notes to Financial Statements, page F-6

2. We note your disclosure elsewhere that you "maintain a growing base of members that spans over 40 countries." Please revise to disclose geographic information pursuant to ASC 280-10-50-41.

Note 2. Summary of Significant Accounting Policies, page F-8

3. Please tell us why 2,400,000 Series B Convertible Preferred Shares are included as potential additional dilutive securities outstanding at December 31, 2023 considering your disclosure elsewhere that the Series B Stock was forfeited and cancelled by Evtec Group as of the date of the Forfeiture Agreement of November 28, 2023.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 31

4.   Please revise to disclose the conclusion of your principal executive officer and principal financial officer as to the effectiveness of disclosure controls and procedures based upon the full definition contained in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. In this regard, your disclosure states that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's periodic filings under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Tell us and revise to disclose whether your assessment also included whether your controls and other procedures were designed to ensure that information required to be disclosed in your reports is recorded, processed, summarized and reported timely. Also revise your evaluation of disclosure controls and procedures in the Form 10-Q for the quarterly period ended March 31, 2024, accordingly.

Management's Annual Report on Internal Control Over Financial Reporting, page 32

5.   Please also identify the version of the COSO Framework (i.e., the 2013 framework) you used in your evaluation of the Company's internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey McPhaul